

April 7, 2011

Via E-mail
Mr. Michael J. Ulrich
VOC Energy Trust
c/o The Bank of New York Mellon Trust
Company, N.A., Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

Mr. Barry Hill
VOC Brazos Energy Partners, L.P.
1700 Waterfront Parkway
Building 500
Wichita, Kansas 67206

> **Re:** **VOC Energy Trust**
> **VOC Brazos Energy Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 23, 2011**
> **File No. 333-171474**

Dear Messrs. Ulrich and Hill:

We have reviewed your amendment and your letter dated March 22, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   You still have yet to file ten of the exhibits listed in the revised exhibit list at page II-2. As we indicated in our prior letters to you, you will need to allow yourself sufficient time to respond to any resulting staff comments once you file all omitted exhibits.

Prospectus Summary, page 1

2.   We note the disclosure you added at pages 46-47 in response to our prior comment 4 from our letter to you dated March 4, 2011. If you do not revise the cover page to address the numerous instances when MV Oil failed to make cash distributions at the estimated levels, further revise the summary discussion to identify explicitly each of the pertinent periods when the failures occurred. Also retain a cross reference to the more detailed disclosure elsewhere regarding the causes for the identified MV Oil prior performance shortcomings. Please ensure that your cross references, such as the cross reference at page 9 to your Risk Factors section, include correct page numbers.

Pro Forma Distributable Income of the Trust, page 15

3.   We note your pro forma distributable income of the trust presented here and on page 51 is derived from the pro forma combined financial data of the underlying properties (page 14), which is prepared on the accrual basis of accounting. Given that the distributable income of the trust is determined on the modified cash basis of accounting, please tell us in detail, with a view towards disclosure, why you consider the excess of revenues over direct operating expenses, derived from accrual GAAP financial data, the most suitable basis for your pro forma presentation of distributable net income under the assumption that the formation transactions occurred on January 1, 2010. Alternatively, please revise to present on the basis on which cash distributions would have been determined.

Engineering Comments

4.   We have considered your response to our previous comment nine but do not agree. We believe that the fact that approximately 87% of the estimated ultimate recovery has already been extracted from the producing wells on the Underlying Properties is material information that warrants disclosure in the Risk Factor section. Please revise accordingly.

5.   Regarding your response to our previous comment 15, we believe you should disclose the reason your realized gas price in Texas is over twice the typical twelve month un-weighted arithmetic average of the first day of the month gas price and the volume of the NGLs that you sold that contributed to the positive price adjustment for natural gas.

Risk Factors, page 22

Prices of Oil and Natural Gas Fluctuate, page 22

6.   Please revise your disclosure regarding natural gas prices to state that the price of natural gas declined from $13 per MMBTU in mid-2008 to $2.40 per MMBTU in August 2009 to approximately $4 per MMBTU in March 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director